Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Allison M. Leopold Tilley

tel 650.233.4518

allison@pillsburylaw.com

October 30, 2020

VIA EDGAR

Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Concentrix Corporation

Amendment No. 1 to Registration Statement on Form 10

Filed on October 13, 2020

File No. 001-39494

Dear Ms. Ransom:

On behalf of our client, Concentrix Corporation (“Concentrix” or the “Company”), set forth below is a response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 26, 2020, regarding Amendment No. 1 to the Company’s Registration Statement on Form 10 (File No. 001-39494) filed on October 13, 2020. In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 2 to the Company’s Registration Statement on Form 10 (the “Amended Registration Statement”).

For your convenience, the Staff’s comment is set forth in bold, followed by a response on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement. All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form 10 filed October 13, 2020

Risk Factors, page 18

1.

We note that your forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your registration statement to clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the information statement has been revised on pages 33 and 131 to describe the risks and other impacts to investors in connection with the exclusive forum provision of the bylaws, as well as to clarify the application of the exclusive forum provision. In addition, the updated disclosure states that the exclusive forum provision is not intended to be deemed a waiver by any stockholder with respect to the Company’s compliance with federal securities laws and that application of the exclusive forum provision may be limited by applicable law and may be held inapplicable or unenforceable by a court.

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If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (650) 233-4518.

Sincerely,

/s/ Allison M. Leopold Tilley

Allison M. Leopold Tilley

cc:    Chris Caldwell, Concentrix Corporation

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